INCEPTION GROWTH ACQUISITION LIMITED

875 Washington Street

New York, NY 10014

Via Edgar

November 1, 2021

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Inception Growth Acquisition Ltd (the “Company”)

Amendment No. 2 to Registration Statement on Form S-1

Filed September 9, 2021

File No. 333-257426

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated October 6, 2021 (the “Staff’s Letter”) regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Cover Page

1.	We note your response to comment 1. Please expand your cover page disclosure to address with additional detail how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. In addition, please expand your disclosure on the cover page and in the Summary to clarify for investors the risks associated with potentially being able to effect service of process upon your executive officers and directors.

Response: We respectfully advise the Staff that we have revised the Registration Statement to the effect that we will not be seeking to acquire a company that is based in China or has major operations in China, or that uses or may use a variable interest entity structure to conduct China-based operations. We have also revised the cover page and page 7 in the Summary to expand the disclosure on risks associated with potentially being unable to effect service of process upon our executive officers and directors.

Prospectus Summary, page 1

2.	We note your response to comment 2. Please expand you disclosure on page 7 to explicitly address the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with the VIE's founders.

Response: We respectfully advise the Staff that we have revised the Registration Statement to the effect that we will not be seeking to acquire a company that is based in China or has major operations in China, or that uses or may use a variable interest entity structure to conduct China-based operations.

3.	We note your response to comment 3. In your summary of risk factors, pleaser further expand your disclosure regarding the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. Specifically, when discussing the risks arising from the legal system in China, highlight that rules and regulations in China can change quickly with little advance notice, which could result in a material change in your operations and/or the value of your common stock.

Response: We respectfully advise the Staff that we have revised the Registration Statement to the effect that we will not be seeking to acquire a company that is based in China or has major operations in China, or that uses or may use a variable interest entity structure to conduct China-based operations.

4.	We note your response to comment 5 and your revised disclosure on page 8. In this respect, please expand your disclosure to provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. We note your discussion of SAFE circulars in your risk factor disclosure, but it is unclear what other restrictions, if any, exist regarding foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors after a business combination with a company based in China. We are also unable to locate disclosure specifically addressing restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Please revise accordingly.

Response: We respectfully advise the Staff that we have revised the Registration Statement to the effect that we will not be seeking to acquire a company that is based in China or has major operations in China, or that uses or may use a variable interest entity structure to conduct China-based operations.

5.	We note your response to comment 6 and your revised disclosure beginning on page 61 and the summary risk factor on page 30. Please revise to clarify that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities.

Response: We respectfully advise the Staff that we have revised pages 38 and 39 of the Registration Statement.

Risk Factors, page 33

6.

We note your response to comment 8 and the revised risk factor disclosure beginning on page 63. Please revise this risk factor to discuss the potential effect of compliance with the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors that became effective in March 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM that became effective in September 2011 to a potential acquisition transaction. In this respect, please disclose that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM and discuss the scope of such "national security" concerns. In this respect, we note that the last sentence included in the risk factor immediately preceding the risk factor regarding merger and acquisition regulations does not appear to adequately convey the magnitude and scope of the risk.

Response: We respectfully advise the Staff that we have revised the Registration Statement to the effect that we will not be seeking to acquire a company that is based in China or has major operations in China, or that uses or may use a variable interest entity structure to conduct China-based operations.

7.	We note your response to comment 10 and the revised risk factor disclosure beginning on page 62. Please revise your disclosure to explain how the CAC's oversight could impact the process of searching for a target and/or your business on a post-combination basis.

Response: We respectfully advise the Staff that we have revised the Registration Statement to the effect that we will not be seeking to acquire a company that is based in China or has major operations in China, or that uses or may use a variable interest entity structure to conduct China-based operations.

Please reach Lawrence Venick, the Company’s outside counsel at +852 5600 0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Paige E. Craig
Inception Growth Acquisition Limited
Chief Executive Officer

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